

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 17, 2023

Pietro Bersani, CPA.
Chief Executive Officer
Kiromic Biopharma, Inc.
7707 Fannin, Suite 140
Houston, TX 77054

> **Re: Kiromic Biopharma, Inc.**
> **Registration Statement on Form S-1**
> **Filed May 15, 2023**
> **File No. 333-271950**

Dear Pietro Bersani:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Tim Buchmiller at (202) 551-3635 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Greg Carney, Esq.